Exhibit (m)

AMENDED & RESTATED PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1

of

MORGAN STANLEY VARIABLE INVESTMENT SERIES

WHEREAS, Morgan Stanley Variable Investment Series (the “Fund”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”); and

WHEREAS, on July 31, 2003, the Fund adopted an amended and restated Plan of Distribution pursuant to Rule 12b-1 which amended and restated, in its entirety, the current Plan of Distribution pursuant to Rule 12b-1, in order to reflect (i) the inclusion of payments of fees to the Morgan Stanley Distributors Inc. (“MS Distributors”) for remittance to the insurance companies for shareholder services, and (ii) the name change of Dean Witter Reynolds Inc. to Morgan Stanley DW Inc.; and

WHEREAS, effective July 31, 2011, the Board of Trustees of the Fund approved the termination of the distribution agreement between MS Distributors and the Fund and the adoption of a new Distribution Agreement with Morgan Stanley Distribution, Inc. (the “Distributor”), pursuant to which the Fund has employed the Distributor in such capacity during the continuous offering of shares of the Fund; and

WHEREAS, the Fund desires to adopt an amended and restated Plan of Distribution pursuant to Rule 12b-1 under the Act, on behalf of each separate portfolio of the Fund (each referred to herein as a “Portfolio,” and, collectively, the “Portfolios”) in order to substitute the Distributor in place of MS Distributors as distributor of each Portfolio’s shares and to make other ministerial changes designed to facilitate the administration of this Plan, and the Distributor hereby agrees to the terms of said Plan, as amended and restated herein, in accordance with Rule 12b-1 under the Act; and

WHEREAS, the Trustees have determined that there is a reasonable likelihood that adoption of an amended and restated Plan of Distribution will benefit each Portfolio and its shareholders.

NOW, THEREFORE, the Fund hereby adopts, on behalf of each Portfolio listed on Schedule A, as may be amended from time to time, and the Distributor hereby agrees to this amended and restated Plan of Distribution (the “Plan”) in accordance with Rule 12b-1 under the Act, on the following terms and conditions.

1.      Each Portfolio shall pay monthly to the Distributor an amount equal to a payment at the annual rate of .25% of the average net assets of the Portfolio, attributable to its Class Y Shares during the month. Such amount shall be paid to compensate the Distributor, Morgan Stanley DW Inc. (now known as Morgan Stanley Smith Barney LLC (“MSSB”), its affiliates and other broker-dealers for distribution related expenses incurred by them, including personal services to shareholders with respect to their holdings of Portfolio shares, and may be spent by the Distributor, MSSB, its affiliates and such broker-dealers on any activities or expenses related to the distribution of the Class Y shares or services to Class Y shareholders, including, but not limited to: compensation to, and expenses of, financial advisors or other employees of the Distributor, MSSB, its affiliates or other broker-dealers; overhead and other branch office distribution-related expenses and telephone expenses of persons who engage in or support distribution of shares or who provide personal services to shareholders; printing of prospectuses and reports for other than existing shareholders; preparation, printing and distribution of sales literature and advertising materials. The overhead and other branch office distribution-related expenses referred to in this Paragraph 1 may include; (a) the expenses of operating the branch offices of the Distributor or other broker-dealers, including MSSB, in connection with the sale of Portfolio shares, including lease costs, the salaries and employee benefits of operations and sales support personnel, utility costs, communications costs and the costs of stationery and supplies; and (b) the costs of client sales seminars. In addition, payments to the Distributor may be used by the Distributor to compensate insurance companies for shareholder services, which include, but are not limited to, education of agents concerning the Portfolios, compensation of agents and servicing contract owners.

2.      This Plan shall not take effect, with respect to a Portfolio, until it has been approved, together with any related agreements, by votes of a majority of the Board of Trustees of the Fund and of the Trustees who are not “interested persons” of the Fund (as defined in the Act) and have no direct financial interest in the

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operation of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

3.      This Plan shall continue, with respect to a Portfolio, until April 30, 2004 and from year to year thereafter, provided such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 2 hereof.

4.      The Distributor shall provide to the Trustees of the Fund and the Trustees shall review, at least quarterly, a written report of the amounts so expended with respect to each Portfolio and the purposes for which such expenditures were made.

5.      This Plan may be terminated at any time by a Portfolio by vote of a majority of the Rule 12b-1 Trustees, or by vote of a majority of the outstanding voting securities of Class Y Shares of the Portfolio.

6.      This Plan may not be amended to increase materially the amount payable hereunder by a Portfolio unless such amendment is approved by a vote of at least a majority (as defined in the Act ) of the outstanding voting securities of Class Y Shares of the Portfolio, and no material amendment to the Plan shall be made unless approved in the manner provided for approval in Paragraph 2 hereof.

7.      While this Plan is in effect, the selection and nomination of Trustees who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Trustees who are not interested persons.

8.      The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to Paragraph 4 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

9.      The Declaration of Trust establishing Morgan Stanley Variable Investment Series, dated February 24, 1983, a copy of which, together with all amendments thereto (the “Declaration”), is on file in the office of the Secretary of the Commonwealth of Massachusetts, provides that the name of Morgan Stanley Variable Investment Series refers to the Trustees under the Declaration collectively as Trustees but not as individuals or personally; and no Trustee, shareholder, officer, employee or agent of Morgan Stanley Variable Investment Series shall be held to any personal liability, nor shall resort be had to their private property for the satisfaction of any obligation or claim or otherwise, in connection with the affairs of said Morgan Stanley Variable Investment Series, but the Trust estate only shall be liable.

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IN WITNESS WHEREOF, the Fund and the Distributor have executed this Plan of Distribution, as amended, as of the day and year set forth below in New York, New York.

Date: July 31, 2011

Attest:	MORGAN STANLEY VARIABLE
INVESTMENT SERIES
/s/ Joanne Antico	By:	/s/ Arthur Lev
Arthur Lev
President and Principal Executive Officer

Attest:	MORGAN STANLEY DISTRIBUTION, INC.
/s/ Yvette Hayes	By:	/s/ Lisa Jones
Lisa Jones
President

SCHEDULE A

ADOPTING PORTFOLIOS

(updated as of April 12, 2019)

Income Plus Portfolio

Multi Cap Growth Portfolio (formerly, the Capital Opportunities Portfolio)

A-1